UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
Voatz, Inc.

Legal status of Issuer:

    Form:
Corporation

    Jurisdiction of Incorporation/Organization:
Delaware

    Date of Organization:
December 22, 2016

Physical Address of Issuer:
50 Milk St Fl 11, Boston MA 02109, United States

Website of Issuer:
https://voatz.com

Current Number of Employees: 9

| **Total Assets** | **Most Recent Fiscal Y/E (2022)** | 768,083 |
| | **Prior Fiscal Y/E (2021)** | 446,808 |

| **Cash and Cash Equivalents** | **Most Recent Fiscal Y/E (2022)** | 258,169 |
| | **Prior Fiscal Y/E (2021)** | 200,154 |

| **Accounts Receivable** | **Most Recent Fiscal Y/E (2022)** | 425,088 |
| | **Prior Fiscal Y/E (2021)** | 164,275 |

| **Short Term Debt** | **Most Recent Fiscal Y/E (2022)** | 152,226 |
| | **Prior Fiscal Y/E (2021)** | 43,305 |

| **Long Term Debt** | **Most Recent Fiscal Y/E (2022)** | 360,000 |
| | **Prior Fiscal Y/E (2021)** | 100,000 |

| **Revenues/Sales** | **Most Recent Fiscal Y/E (2022)** | 950,387 |
| | **Prior Fiscal Y/E (2021)** | 174,803 |

| **Cost of Goods Sold** | **Most Recent Fiscal Y/E (2022)** | 233,511 |
| | **Prior Fiscal Y/E (2021)** | 600,385 |

| **Taxes Paid** | **Most Recent Fiscal Y/E (2022)** | - |
| | **Prior Fiscal Y/E (2021)** | - |

| **Net Income** | **Most Recent Fiscal Y/E (2022)** | (812,398) |
| | **Prior Fiscal Y/E (2021)** | (3,424,936) |

April 28, 2023

Voatz, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Voatz, Inc. ("**Voatz,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://voatz.com/invest no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C- AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

(Signature) /s/ Nimit Sawhney

(Name) Nimit Sawhney

(Title) Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

(Signature) /s/ Geoffrey Dickson

(Name) Geoffrey Dickson

(Title) Director of Finance

(Date) April 28, 2023

(Signature) /s/ Nimit Sawhney

(Name) Nimit Sawhney

(Title) Director

(Date) April 28, 2023

(Signature) /s/ Simer Sawhney

(Name) Simer Sawhney

(Title) Director

(Date) April 28, 2023

(Signature) /s/ Kahlil Byrd

(Name) Kahlil Byrd

(Title) Director

(Date) April 28, 2023

(Signature) /s/ Matt Mosman

(Name) Matt Mosman

(Title) Director

(Date) April 28, 2023

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

ANNUAL REPORT

(EXHIBIT A TO FORM C-AR) April 28, 2023

Voatz, Inc.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Voatz provides election management solutions adapted to the needs of each election phase - Pre-Election, Election Day and Post-Election - including voter and candidate registration, online voting, election night reporting, and auditing capabilities. The Company was founded to create the first online and mobile voting platform that enables eligible citizens to vote - regardless of their circumstances from virtually anywhere in the world. Voters use their personal electronic device (computer or smartphone) to authenticate themselves, receive, mark, and submit their secret ballot using an immutable blockchain infrastructure. Election managers can easily consolidate remote results and in-person results and take advantage of our unique audit features designed to facilitate independent auditing of the entire electoral process. The Voatz platform focuses on providing cutting-edge security alongside an easy-to-use interface, for both mobile and browser, to enable voters and election managers to engage in the electoral process in a convenient manner.

The Company is headquartered in Boston, Massachusetts and located at 50 Milk St, Fl 11 Boston MA 02109 USA.

The Company also conducts business in Canada through its wholly owned subsidiary Voatz Canada Ltd.

Since its inception, Voatz has successfully served more than 2.2 million voters across 120 elections for several governments, major political parties, unions, universities and non-profits. In 2018, Voatz ran the first mobile vote in US Federal Election history with the State of West Virginia. In 2019, Voatz ran the first mobile vote in US Municipal Election History with the City & County of Denver in Colorado. In 2020, Voatz provided the first smartphone and blockchain based election system to be used for voting in the US Presidential Elections. The Voatz platform has been used successfully in 32 counties across 5 US states for public elections. Voatz has also conducted political party conventions, elections, and caucus voting in 6 different states working with both major political parties in the United States. In 2022, Voatz ran the first mobile app-based vote in Canadian Election history as part of the 2022 Municipal Elections in the Province of Ontario.

RISK FACTORS

1. Limited Operating History

The Company has been in formal operation for approximately six (6) years, is still in its early stage of operations, and is still an "emerging company" in all respects and is subject to all of the risks inherent to the establishment of a new business enterprise, including the absence of a profitable operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the development of a new business and the competitive, highly regulated environment in which the Company operates. There can be no assurance that the future revenues of the Company will be sufficient to establish the Company as a going concern or that the Company will become profitable in the future. The Company operates in a rapidly evolving market. Accordingly, the Company's future prospects are difficult to evaluate, increasing the risk that the Company may not be successful. The Company will encounter risks and difficulties as a company operating in a rapidly evolving market and may not be able to successfully address these risks and difficulties, which could materially harm its business and operating results.

2. Competitive Market

The Company faces competition with respect to its key products that it continues to develop or commercialize in the future. The competitors to its mobile-first elections platform include major election companies worldwide, including Smartmatic, Scytl, Dominion and Indra Sistemas. Many of our competitors have significantly greater financial, technical and human resources. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or other early stage companies, whether currently operating or in the future operating, may also prove to be significant competitors. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve wider market acceptance and our ability to generate meaningful sustainable revenues from our products.In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

3. Need for Additional Financing

The Company might not be able to raise additional financing to meet its future operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. If the Company is unable to meet its revenue targets, further cuts would be needed and hurt the Company's ability to meet its goals. If the Company raises additional funds in the future, the terms of those offerings might result in your investment in the

Company being diluted because of the terms of future investment rounds. The Company may need to raise funds in a "down round," where the price per share of an offered security is less than a share sold in this offering. In addition, there can be no assurance that the Company would be able to obtain any necessary additional financing on terms acceptable to the Company, if at all.

4. Reliance on Third Party Platforms & Infrastructure

The Company's business model is dependent on third party mobile distribution partners including Google and Apple. Should an event or change in policy cause them to remove the Company's products from the app store, our ability to grow would be significantly impaired. The Company's technology infrastructure is dependent on third party software services including: Amazon Web Services, Azure Cloud, OVH, Android SDK, iOS SDK, MongoDB, MySQL, Google Cloud Services, Hyperledger Fabric, Twilio, Sendgrid, Zimperium. Any interruption in the availability of these services could have a material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. The Company's internal communication depends on third party tools including: Atlassian JIRA/Confluence, Slack, Zoho, Dropbox, Google Apps. The Company is dependent on third party social media platforms to increase exposure and brand awareness including: Twitter, LinkedIn, YouTube, Vimeo. Costs of cloud infrastructure and other third party software services could increase at an unexpected rate and make operating the business become unsustainable. Additionally, any major disruptions to the internet and telecommunications networks in the US and internationally can cause a material impact on our operations.

5. Intellectual Property

To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any significant freedom to operate analyses, and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

6. Security/Privacy Breaches

Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of our IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems.

7. Government Regulations/Oversight

The conduct of the Company's businesses, including the development, distribution, sale, advertising, marketing, safety and use of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which we contemplate our future expansion, including in emerging and developing markets where legal and regulatory systems may be less developed. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of political, economic or social events. Such changes may include changes in: election administration laws including the ability to conduct internet voting; laws regarding the export of our products; increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the security of our product; state consumer protection laws; taxation requirements, including taxes that would increase the cost of our products to election management bodies; competition laws; privacy laws. New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, may alter the environment in which we do business and, therefore, may impact the Company's results or increase our costs or liabilities to the point that the Company is no longer viable.

8. Operating Costs

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, goods and services taxes, and other taxes in the US and internationally. Changes in employment laws or regulation could harm our performance. Expanding our international presence is an important aspect of our plans for growth. With those efforts come potential costs and risks that could affect our business success. We have limited experience operating abroad and working with different languages, cultures, government regulations and legal systems. We may need to devote substantial time and resources to opening branch offices in foreign countries, learning to satisfy the preferences and needs of foreign markets, understanding and complying with local laws and regulations applicable to our business, protecting our intellectual property rights beyond the reach of U.S. protections, and navigating foreign tax laws that could be financially detrimental. We may not be able to meet our goals for international expansion.

9. Scalability

As we grow our customer base and scale to a greater number of users, our platform's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

10. Accuracy of Business Projections

The Company has made certain assumptions about the evolution of the elections industry in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences, regulatory changes and shifts in user demographics. The Company's revenue model may be impaired or change significantly. The Company's success depends mainly on its ability to receive revenue as earnings from the Company's Software as a Service platform. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

11. Return to Investors

The Company does not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations to be able to declare and pay dividends to its shareholders. The Company is a mission driven business that is focused on providing a product that is pathbreaking, safe and environmentally-friendly. As a result, the Company may make decisions based on considerations other than strictly maximizing short-term profit and may initially result in high product costs. These decisions will likely reduce the amount of revenue available to the Company to operate and grow, and ultimately to return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

12. Litigation Against Company

We make a significant effort to protect our intellectual property rights including our trade secrets, trademarks, copyright and those rights pertaining to our online marketplace and search algorithms. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our trade secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, to protect our trade-secret rights. The outcome of such litigation could have a negative impact on our competitive position. We also may need to protect our intellectual property rights in proceedings before governmental administrative bodies both in the U.S. and internationally. Keeping watch over those rights may become more difficult and costly as we expand into new countries, especially those lacking strong laws protecting intellectual property. Our efforts to protect our property rights could be a drain on our resources and affect our business bottom line. We also may fail to obtain or maintain trade secret protection, and as a result, our competitors could acquire our trade secrets or independently develop un-patented technology similar to ours or competing technologies, which could adversely affect our competitive business position.

We may be subject to other legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, however, these legal proceedings may have a material adverse effect on our business, financial condition, or results of operations.

13. Rapid/Innovation Technology Adoption

Our success is also dependent on our product innovation, including maintaining a robust pipeline of new products/services, and the effectiveness of our security technology, advertising campaigns and marketing programs, including our ability to successfully adapt to a rapidly changing competitive or regulatory environment. We may need to acquire or develop new products/services, evolve existing ones, address any defects or errors, and adapt to changes in technology. There can be no assurance as to our ability to acquire or develop and launch successful products/services or to effectively execute advertising campaigns and marketing programs that resonate with and appeal to consumers. Our failure to make the right strategic investments to drive innovation or successfully launch our products or variants of established products could decrease demand for our products by negatively affecting consumer perception, as well as result in other costs. If we do not respond to technological changes or upgrade our platform and technology systems, our growth prospects and results of operations could be adversely affected. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing platforms and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

14. Contractors/Employees/Management

Our future success relies heavily on the efforts of a small management team. The loss of services of any member of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining the personnel the Company requires to grow the business successfully. If the Company is unsuccessful in its recruiting and retention efforts, such failure could have a material adverse effect on its business, results of operations, financial condition and forecasted financial results.

The future success of the Company will also depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

15. Company Brand

If our security measures, some of which are dependent on third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive user data. If we or our third-party service providers, business partners were to experience a breach of systems compromising our users' sensitive data, our brand and reputation could be adversely affected. Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, or prospects could negatively affect our corporate reputation, ability to attract high quality talent, and/or the performance of our business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid our services and/or choose services offered by our competitors, which could negatively affect our financial results.

DIRECTORS, OFFICERS & KEY PERSONNEL

Director	Principal Occupation	Main Employer	Year Joined as Director
Nimit Sawhney	CEO	Voatz, Inc.	2016
Simer Sawhney	CTO	Voatz, Inc.	2016
Kahlil Byrd	CEO, Founder	Invest America	2021
Matt Mosman	General Partner	Pelion Venture Partners	2022

Officers & Key Personnel	Positions Held	Year Joined
Nimit Sawhney	President, CEO	2016
Simer Sawhney	CTO	2016
Geoffrey Dickson	Director of Finance	2017
Linda Hutchinson	Director of Quality Assurance & Certification	2019
Dr. Eric Landquist	Chief Scientist	2021
Jonathan Kovach	Lead Mobile Engineer	2018

PRINCIPAL OWNERSHIP

There is no beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

CAPITALIZATION

Voatz, Inc. Corporation Summary
Exported as of 03/15/2023

	Outstanding	Conversion Ratio	As Converted	Percent	Authorized
Common					
Common Stock					4,850,000
Non-Restricted	1,821,045	1.0x	1,821,045	35.43%	
Restricted	200,000	1.0x	200,000	3.89%	
Total	**2,021,045**		**2,021,045**	**39.32%**	**4,850,000**
Preferred					
Series Seed Preferred Stock	999,146	1.0x	999,146	19.44%	999,146
Series A Preferred Stock	1,255,672	1.0x	1,255,672	24.43%	1,255,672
Series A-1 Preferred Stock	296,248	1.0x	296,248	5.76%	1,383,795
Total	**2,551,066**		**2,551,066**	**49.64%**	**3,638,613**
2017 Stock Incentive Plan					
Authorized	577,331				577,331
Option Issuances	621,000				
Issued	621,000				
Exercised	9,885				
Cancelled (returned)	153,938				
Issued and Outstanding	457,177				
Options	457,177		457,177	8.90%	
Vested	354,506				
Unvested	104,608				
Remaining Under Plan	**110,269**		**110,269**	**2.15%**	
Total			**5,139,557**	**100.00%**	

SAFEs	$300,000.00

PAST RAISES

Equity or Convertibles

Date	Amount	Exemption	Security
December 2017	$2,201,696	Regulation D, Rule 506(b)	Priced round
June 2019	$6,999,994	Regulation D, Rule 506(b)	Priced round
July 2021	$1,991,890	Regulation D, Rule 506(b)	Priced round
May 2022	$148,956	4(a)(6)	
April 2022	$250,000	Section 4(a)(2)	Safe
February 2022	$50,000	Section 4(a)(2)	Safe

Debt

Date	Amount	Description
January 2021	$439,675	PPP Loan administered by the SBA

EXHIBIT B

FINANCIALS (UNAUDITED)

(EXHIBIT B TO FORM C-AR) April 28, 2023

Voatz, Inc.

Voatz Inc. Balance Sheets

December 31	2021	2022
Assets		
Current Assets:		
Cash	200,154	258,169
Accounts Receivable	164,275	173,863
Other Receivable	22,829	261,301
Prepaid Expenses and Other Current Assets	41,321	71,142
Total Current Assets	428,579	764,475
Property and Equipment, net of Accumulated Depreciation	18,228	3,608
Total Assets	**446,808**	**768,083**
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts Payable	259,785	934,699
Accrued Expenses	-	26,000
Total Current Liabilities	259,785	960,699
Long Term Liabilities	100,000	360,000
Total Liabilities	**359,785**	**1,320,699**
Stockholders' Equity:		
Series A Preferred Stock	126	126
Series Seed Preferred Stock	100	100
Common Stock	201	201
Additional Paid In Capital	11,573,796	11,726,291
Accumulated Deficit	(11,487,201)	(12,279,335)
Total Stockholders' Equity	**87,022**	**(552,616)**
Total Liabilities and Stockholders' Equity	**446,808**	**768,083**
	-	-

Voatz Inc. Statements of Profit and Loss

For the Years Ended December 31		2021		2022
Revenue	$	174,803	$	950,387
Cost of Revenue		600,385		233,511
Gross Profit		(425,582)		716,876
Total Operating Expenses		3,526,797		2,389,099
Loss from Operations		(3,952,379)		(1,672,223)
Other Income		527,443		859,825
Net Income	$	(3,424,936)	$	(812,398)